Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd to Increase Presence in the Market of Commodity Grain of Wheat and Corn

SHANGHAI, February 17, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company’s controlled affiliate, Fintech (Henan) Supply Chain Management Co., Ltd., has entered into an agricultural trade management services agreement with Jiaozuo Xinfeng Yinong Agricultural Materials Co., Ltd. (“JXY”), a company engaged in the purchase and sale of grain planting, agricultural materials, seed breeding and other businesses, and related purchase and sale framework agreements with Jiyuan Pengjinxiang Planting Professional Cooperative (“JP”), an organization that provides members with services related to the purchase of agricultural production materials, the planting, storage, and sale of agricultural products, and agricultural production and operation. These agreements represent a significant initiative of the Company’s supply chain business strategy to increase its presence and explore growth opportunities in the market of commodity grain of wheat and corn.

The market of commodity grain of wheat and corn in China is huge and stable. According to the National Bureau of Statistics of China, China’s 2022 wheat output rose 0.6% from a year earlier to 137.72 million tonnes and Corn output was up 1.7% to 277.2 million tonnes.

These agreements were executed as part of Nisun’s supply chain trading operations. Nisun would purchase commodity grain of wheat or corn from JP based on the order of JXY and arrange for delivery of the products to the designated locations or customers. The Company anticipates the transaction volume under these agreements to reach RMB20 million (approximately US$2.9 million).

Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun, commented. “We are excited to step into the market of commodity grain of wheat and corn as China is one of the biggest producers and consumers of wheat and corn in the world. The business cooperation this time provides us with opportunities to enter into such a huge and high-potential market while facilitating the development of our supply chain business. Looking forward, we expect to continue to increase our presence in the commodity grain market while optimizing our supply chain. We believe this initiative will add our supply chain exposure to a highly promising segment and create long-term value for our shareholders.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com